We launched our WeFunder for Agora 2.0

Any love and support to help take it to the next level is much appreciated

Investments start at $100


AGORA
Define Your Circle

Invest in Agora Social Club: Premium Men's Wellness Redefined: Fitness, Recovery, Mindset & Mission

wefunder.com